PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Morrison Lake Dilution Capacity

Vancouver BC,  December 12, 2012:  The Company would like to provide some information on the dilution capacity of the Morrison Lake.

The Morrison Lake has a surface area of approximately 13.3 square kilometers, a mean depth of 21.6 meters and a maximum depth of 62.9 meters.  The lake volume is 286 million cubic meters.  The Morrison Lake drains via the Morrison River into Morrison Arm of Babine Lake.

The Morrison Lake is a dimictic lake, exhibiting four distinct “seasons”.  The lake is strongly temperature stratified in “summer”,  followed by “fall turnover”, a period of intense mixing induced by wind and penetrative convection.  The lake exhibits weak reverse temperature stratification in “winter”.  During “spring freshet”, the lake turns over again until solar heating establishes summer stratification again.  Most of the natural runoff into and outflow from the lake is during spring freshet.

The annual volume of treated water from the Water Treatment Plant (“WTP”) and potential seepage from the Tailings Storage Facility (“TSF”) into Morrison Lake is a fraction of the Morrison Lake volume and natural inflow into Morrison Lake.  The Annual Natural Inflow Volume (the “Lake Turnover Volume”) into Morrison Lake is 145 million cubic meters per year, which is about half of the lake volume.  The Annual Treated Water Volume from the WTP (at upper bound estimates) on closure is 1.80 million cubic meters per year, which is 0.63% of the lake volume and 1.24% of the natural lake inflow.  The Annual Potential Seepage Volume from the TSF is 0.09 million cubic meters per year, which is 0.03% of the lake volume and 0.06% of the natural lake inflow.

The Morrison Lake has an overwhelming dilution capacity in proportion to the relatively low volume of treated water from the WTP and potential seepage from the TSF.

The Morrison Lake Effects Assessment concluded that efficient mixing within the lake would be obtained and that the changes in predicted lake metal concentrations, using upper bound loadings, due to the project are below BC Water Quality Guidelines and nominally above baseline.  The Company believes that the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml